April 29, 2016

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, a preliminary proxy statement related to the Crow Point Alternative Income Fund (the “Fund”), a series of the Trust. The main purpose of this proxy is to solicit shareholder approval for a new advisory agreement and the Fund’s reliance on a Manager of Managers Order.

If you have any questions or comments related to this filing, please contact Emily Little at 614.469.3264 or Andrew Davalla at 614.469.3353.

Very truly yours,

/s/ Emily M. Little

Emily M. Little